SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STT)	Corporate Director	Singaporean
Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean
Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & Group CEO, STT and STTC	Australian
Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC Pte. Ltd.	Singaporean
Ravi Lambah 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, STT)	Corporate Director	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Ming Seong 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean
Liu Chee Ming 21/F LHT Tower 31 Queen's Road Central Hong Kong (Director, STT)	Group Managing Director, Platinum Securities Company Limited	Singaporean
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American
Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STT)	Corporate Director	Filipino
Cheng Ai Phing 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean
Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean
Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Teo Ek Tor 16 Collyer Quay #10-00 Income at Raffles Singapore 049318 (Chairman and Director, STTC)	Corporate Director	Singaporean
Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean
Sio Tat Hiang 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean
Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & Group CEO, STT and STTC	Australian
Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STTC)	Deputy CEO, STT and STTC & President & Group CEO, STT GDC Pte. Ltd.	Singaporean
Ravi Lambah 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, STTC)	Corporate Director	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Ming Seong 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	Corporate Director	Singaporean
Liu Chee Ming 21/F LHT Tower 31 Queen's Road Central Hong Kong (Director, STTC)	Group Managing Director, Platinum Securities Company Limited	Singaporean
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American
Vicente S. Perez, Jr. 24 Raffles Place #27-01 Singapore 048621 (Director, STTC)	Corporate Director	Filipino
Cheng Ai Phing 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean
Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American
Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT Garnet:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Garnet)	President & Group CEO, STT and STTC	Australian
Lee Aik Ghee 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT Garnet)	Head of Corporate Development & Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Lim Boon Heng 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean
Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean
Chin Yoke Choong Bobby c/o 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Board Member, Temasek Holdings (Private) Limited	Singaporean
Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss
Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean
Lee Theng Kiat 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Chairman, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Executive Director ("ED") & CEO, Temasek Holdings (Private) Limited)	ED & CEO, Temasek Holdings (Private) Limited ED & CEO, Temasek International Pte. Ltd.	Singaporean
Jaime Augusto Miranda Zobel de Ayala 39F, Ayala Triangle Gardens, Tower 2 Paseo de Roxas cor. Makati Avenue Makati City, 1226. Philippines (Director, Temasek Holdings (Private) Limited)	Chairman, Ayala Corporation	Filipino
Lee Hong Wei, Jenny c/o 128 Beach Road #21-02, Guoco Midtown Singapore 189773 (Director, Temasek Holdings (Private) Limited)	Senior Managing Partner, Granite Asia	Singaporean
Tan Chee Meng 12 Marina Boulevard Level 28 Marina Bay Financial Centre Tower 3 Singapore 018982 (Director, Temasek Holdings (Private) Limited)	Senior Counsel and Deputy Chairman, WongPartnership LLP	Singaporean
Tan Chong Meng c/o 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Director, Temasek Holdings (Private) Limited	Singaporean
Wong Ee Kay Geoffrey c/o 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Director, Temasek Holdings (Private) Limited	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Jim Hagemann Snabe Amaliegade 49 Mezz, 1256 Copenhagen K, Denmark (Director, Temasek Holdings (Private) Limited)	Businessman	Danish
Ong Pang Thye c/o 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Director, Temasek Holdings (Private) Limited	Singaporean

The following is a list of the executive officers of Temasek:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Chan Wai Ching 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Chief Corporate Office; Head, Organisation & People, Temasek International Pte. Ltd.)	Chief Corporate Office; Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean
Rohit Sipahimalani 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Chief Investment Officer, Temasek International Pte. Ltd.)	Chief Investment Officer, Temasek International Pte. Ltd.	Singaporean
Dilhan Pillay Sandrasegara 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (ED & CEO, Temasek Holdings (Private) Limited)	ED & CEO, Temasek Holdings (Private) Limited ED & CEO, Temasek International Pte. Ltd.	Singaporean
Png Chin Yee 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Temasek International Pte. Ltd.)	Chief Financial Officer, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Chia Song Hwee 60B Orchard Road #06-18 The Atrium@Orchard Singapore 238891 (Deputy Chief Executive Officer, Temasek International Pte. Ltd.)	Deputy Chief Executive Officer, Temasek International Pte. Ltd.	Singaporean